# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eagle Nuclear Energy Corp., CIK 0002089283
CUSIP: 269710109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2100 McKinney Ave, Suite 1675, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001453072

## Reporting persons
- Alyeska Investment Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,928,352; sole dispositive power 0; shared dispositive power 2,928,352; aggregate amount beneficially owned 2,928,352 (9.9% of the class)
- Alyeska Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,928,352; sole dispositive power 0; shared dispositive power 2,928,352; aggregate amount beneficially owned 2,928,352 (9.9% of the class)
- Anand Parekh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,928,352; sole dispositive power 0; shared dispositive power 2,928,352; aggregate amount beneficially owned 2,928,352 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Eagle Nuclear Energy Corp.
Address of issuer's principal executive offices: 2100 McKinney Ave, Suite 1675, Dallas, TX 75201

## Item 2. Person Filing
Name of person filing:
(i) Alyeska Investment Group, L.P.
(ii) Alyeska Fund GP, LLC
(iii) Anand Parekh
Address of principal business office or, if none, residence:
(i) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(ii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(iii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
Citizenship:
(i) Alyeska Investment Group, L.P. - Delaware
(ii) Alyeska Fund GP, LLC - Delaware
(iii) Anand Parekh - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,928,352
Percent of class: 9.90%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,928,352
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,928,352

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
As of March 31, 2026, the Reporting Persons beneficially own 2,928,352 shares of Common Stock, consisting of (i) 2,915,041 shares of Common Stock and (ii) 13,311 shares issuable upon exercise of warrants or conversion of Preferred Stock. The Reporting Persons hold warrants exercisable for 2,556,600 shares; however, such warrants contain a beneficial ownership limitation that prohibits exercise to the extent it would cause the holder's beneficial ownership to exceed 9.9% of the outstanding Common Stock. The Reporting Persons also hold 29,700 shares of preferred stock convertible into 2,500,000 shares of common stock, however, such preferred stock contain a beneficial ownership limitation that prohibits conversion to the extent it would cause the holder's beneficial ownership to exceed 9.9% of the outstanding Common Stock. Based on 29,579,313 shares of Common Stock outstanding (per the Form S-1 dated March 19, 2026), the 9.9% limitation permits exercise of warrants or conversion of preferred stock to only 13,311 common shares after giving effect to the 2,915,041 shares otherwise held. Position held by Alyeska Master Fund, L.P. Alyeska Investment Group, L.P., as investment manager, exercises voting and investment control over the shares held by Alyeska Master Fund, L.P. Anand Parekh, as Chief Executive Officer of Alyeska Investment Group, L.P., may be deemed the beneficial owner of such shares. Mr. Parekh disclaims beneficial ownership of such shares.

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

## Signatures
- Alyeska Investment Group, L.P.: Jason Bragg, Jason Bragg / Chief Financial Officer (05/15/2026)
- Alyeska Fund GP, LLC: Jason Bragg, Jason Bragg / Chief Financial Officer (05/15/2026)
- Anand Parekh: Anand Parekh, Anand Parekh / Self (05/15/2026)